 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 29, 2009
Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: July 29, 2009

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		1985 Executive Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		12,013
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		5,572
Balance under scheme not yet issued/allotted at end of period		6,441
Number and class of securities originally listed and the date of admission		30,000 Ordinary Shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

                      for and on behalf of

                      Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		1990 International Executive Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		660,052
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		81,103
Balance under scheme not yet issued/allotted at end of period		578,949
Number and class of securities originally listed and the date of admission		1,850,000 ordinary shares of US$ 20 cents each on 23 January 2006
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		235,625
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		235,625
Number and class of securities originally listed and the date of admission		500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		750,009
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		26,000
Balance under scheme not yet issued/allotted at end of period		724,009
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 500,000 ordinary shares of US$ 20 cents listed on 2 August 2007.
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		1,586,115
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		36,900
Balance under scheme not yet issued/allotted at end of period		1,549,215
Number and class of securities originally listed and the date of admission

1,500,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 2 August 2007. 2,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.

Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		1,312,921
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		36,893
Balance under scheme not yet issued/allotted at end of period		1,276,028
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 23 January 2006. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		1,392,245
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		85,195
Balance under scheme not yet issued/allotted at end of period		1,307,050
Number and class of securities originally listed and the date of admission		1,500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006. 1,500,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		657,583
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		263,677
Balance under scheme not yet issued/allotted at end of period		393,906
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		720,491
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		720,491
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 29 July 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Co-investment Plan
Period of return:	From:	24 January 2009	To:	23 July 2009
Balance under scheme from previous return:		532,514
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		99,060
Balance under scheme not yet issued/allotted at end of period		433,454
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		884,110,366 ordinary shares of US$ 20 cents each are in issue. 65,984,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY  Susan Henderson, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.